UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 e NYSE: LINX) (“Company”) in compliance with the provisions of Article 157, Paragraph 4, of Law no. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and CVM Instruction no. 358, of January 3, 2002, as amended, hereby announces that Linx's Board of Directors unanimously elected Antonio Ramatis Fernandes Rodrigues as Vice-President of Finance (CFO) of the Company. Ramatis has 30 years of professional experience focused on large retail companies such as Carrefour, Via Varejo, C&A and Grupo Pão de Açúcar and has extensive experience in the preparation and execution of strategic planning and evolution of corporate governance processes, including through the implementation of the Sarbanes-Oxley Act (SOX).

On the same date, Pedro Holmes Monteiro Moreira leaves the position of CFO of the Company. Linx thanks Pedro for his commitment, contribution and dedication to the Company and wishes him much success in his new challenges.

São Paulo, October 14, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer